Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Hughes Supply’s ratio of earnings to fixed charges for each of the periods indicated is as follows (dollars in millions):

	Fiscal Years Ended					Three Months Ended
	January 31, 2005	January 30, 2004	January 31, 2003	January 25, 2002	January 26, 2001	April 30, 2005	April 30, 2004
Income before income taxes	$198.3	$94.5	$98.2	$74.7	$80.7	$55.7	$46.0
Less: (Income)/loss of equity investees	—	—	(0.4)	(0.4)	2.8	—	—

	$198.3	$94.5	$97.8	$74.3	$83.5	$55.7	$46.0
Add: Interest expense and amortization of debt issuance costs	30.6	34.6	30.3	35.9	43.3	9.0	6.3
Interest portion of rental expense	23.9	19.1	17.2	17.2	17.0	6.6	5.3
Distributed income of equity investees	—	—	2.0	0.2	0.5	—	—

Total earnings	$252.8	$148.2	$147.3	$127.6	$144.3	$71.3	$57.6

Fixed charges
Interest expense and amortization of debt issuance costs	$30.6	$34.6	$30.3	$35.9	$43.3	$9.0	$6.3
Capitalized interest	—	0.6	0.4	0.3	0.5	—	—
Interest portion of rental expense	23.9	19.1	17.2	17.2	17.0	6.6	5.3

Total fixed charges	$54.5	$54.3	$47.9	$53.4	$60.8	$15.6	$11.6

Ratio of earnings to fixed charges	4.6	2.7	3.1	2.4	2.4	4.6	5.0